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                                                                 EXHIBIT 53

                             PENNZOIL IS ONE OF THE
                              MOST ACTIVE PLAYERS
                             IN THE GULF OF MEXICO

        Pennzoil is one of the most active drillers in the Gulf of Mexico, the most attractive area in the United States to explore for and produce crude oil and natural gas. The Gulf of Mexico accounts for half of Pennzoil's domestic oil and gas activity.


[graphic; caption: Pennzoil Leasehold Interests in Gulf of Mexico]


        With over 150 blocks, Pennzoil has a wealth of operating experience in the Gulf and retains a leasehold position which forms the basis for creating tremendous shareholder value. Among Pennzoil's recent successes in this high-potential area are:

        o Garden Banks 161, where Pennzoil and Enterprise Oil have made a significant crude oil discovery.

        o West Cameron 580, with net daily production of over 100 million cubic feet (MMcf) of natural gas and nearly 5,000 barrels of condensate from only two wells.

        o High Island 140, South Marsh Island 23 and Eugene Island 333 and 316, where new wells have added, in combination, net daily production of 70 MMcf of natural gas.

        Pennzoil is currently developing discoveries in other areas of the Gulf and is continuing its active exploration program. Pennzoil has a proven track record of adding reserves in the Gulf.

        Pennzoil's Gulf of Mexico properties:


                             IT'S ALL ABOUT VALUE.

                                [Pennzoil Logo]